Exhibit 99.1

Scorpio Tankers Inc. Announces Update on Securities Repurchase Program and Delivery of Two LR2 Product Tankers

MONACO--(Marketwired - August 12, 2015) - Scorpio Tankers Inc. (NYSE: STNG) (the "Company") announced today an update on its Securities Repurchase Program and delivery of two LR2 product tankers.
$250 Million Securities Repurchase Program
So far during the month of August 2015, the Company has purchased 1,716,155 of its common shares in the open market at an average price of $10.48 per share.
Since the $250 Million Securities Repurchase Program was authorized by the Company’s Board of Directors at the end of May 2015, the Company has acquired the following:

•	an aggregate of 1,986,504 of its common shares at an average price of $10.42 per share.

•	$1.5 million face value of its Convertible Senior Notes Due 2019 at an average price of $1,088.10 per $1,000 principal amount.

The Company has $227.6 million remaining under its securities buyback program as of the date of this press release. The acquired common shares are being held as treasury shares. The Company expects to repurchase any securities in the open market, at times and prices that are considered to be appropriate by the Company, but is not obligated under the terms of the program to repurchase any securities.
Delivery of LR2 Product Tankers
The Company took delivery of two LR2 product tankers in August 2015:

•
STI Lombard was delivered from Daehan Shipbuilding Co., Ltd.  under the previously announced bareboat charter-in agreement for $10,000 per day. Upon delivery, this vessel began a voyage for 45 days at approximately $45,000 per day.

•	STI Kingsway was delivered from Sungdong Shipbuilding and Marine Engineering Co., Ltd. Upon delivery, this vessel began a voyage for 46 days at approximately $45,000 per day.

About Scorpio Tankers Inc.
Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns 77 tankers (17 LR2 tankers, 15 Handymax tankers, and 45 MR tankers) with an average age of 1.0 years and time charters-in 17 product tankers (four LR2, four LR1, four MR and five Handymax tankers). The Company has reached an agreement to acquire an MR product tanker in August 2015 and has contracted for 10 newbuilding product tankers (two Handymax, three MR and five LR2), two of which are expected to be delivered in the third quarter of 2015, four throughout 2016 and four throughout 2017. Additional information about the Company is available at the Company's website www.scorpiotankers.com, which is not a part of this press release.
Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.
Scorpio Tankers Inc.
212-542-1616